                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2001


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                  465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                             Form 20-F    X    Form 40-F
                                       -------          -------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                   Yes         No    X
                                       -------    -------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On January 17, 2001, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fiscal quarter ended November 30, 2000. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the first fiscal quarter of the 2001 fiscal year.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                      INTERIM CONSOLIDATED BALANCE SHEETS

                         (in thousands of U.S. dollars)



                                                  AS AT               AS AT
                                                AUGUST 31,          NOVEMBER 30,
                                                  2000                 2000
                                                ----------         -------------
                                                                    (UNAUDITED)

ASSETS

CURRENT ASSETS
Cash and cash equivalents                         $    729          $     284
Short-term investments                             162,659            161,568
Accounts receivable
      Trade                                         18,272             23,156
      Other                                          2,790              3,320
Income taxes receivable                                284               --
Inventories                                         18,868             24,992
Prepaid expenses and deposits                        1,023                960
Future income taxes                                    995                199
                                                  --------          ---------

                                                   205,620            214,479

CAPITAL ASSETS                                       8,694              9,925

GOODWILL AND OTHER ASSETS                            2,320              1,828

FUTURE INCOME TAXES                                  3,089              2,762
                                                  --------          ---------

                                                  $219,723          $ 228,994
                                                  --------          ---------
                                                  --------          ---------
LIABILITIES

CURRENT LIABILITIES
Bank advances                                     $     10          $     165
Accounts payable and accrued liabilities            10,353             19,062
Income taxes payable                                  --                1,173
Mandatorily redeemable preferred shares                543               --
Deferred revenue                                       395                473
Current portion of long-term debt                      152                 15
                                                  --------          ---------

                                                    11,453             20,888

DEFERRED REVENUE                                       151                 83

DEFERRED GRANTS                                      1,109              1,073

LONG-TERM DEBT                                          16                 15
                                                  --------          ---------

                                                    12,729             22,059
                                                  --------          ---------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                      198,459            198,440

CONTRIBUTED SURPLUS                                   --                  997

CUMULATIVE TRANSLATION ADJUSTMENT                    1,555             (6,987)

RETAINED EARNINGS                                    6,980             14,485
                                                  --------          ---------

                                                   206,994            206,935
                                                  --------          ---------

                                                  $219,723          $ 228,994
                                                  --------          ---------
                                                  --------          ---------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                  INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

         (in thousands of U.S. dollars, except share and per share data)


                                                                        THREE MONTHS ENDED
                                                                           NOVEMBER 30,
                                                                   -------------------------

                                                                     1999            2000
                                                                   --------        --------
                                                                  (UNAUDITED)     (UNAUDITED)

SALES                                                              $ 11,688         $ 28,519

COST OF SALES                                                         3,733           10,308
                                                                   --------         --------

GROSS MARGIN                                                          7,955           18,211
                                                                   --------         --------

OPERATING EXPENSES
Selling and administrative                                            4,119            8,920
Net research and development                                          1,462            1,972
Amortization of capital and other assets                                282              528
                                                                   --------         --------

TOTAL OPERATING EXPENSES                                              5,863           11,420
                                                                   --------         --------

EARNINGS FROM OPERATIONS                                              2,092            6,791

Interest income, net                                                    (22)          (2,631)
Foreign exchange loss (gain)                                            236           (2,359)
                                                                   --------         --------

EARNINGS BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL             1,878           11,781
                                                                   --------         --------

INCOME TAXES
Current                                                                 572            3,520
Future                                                                    6              632
                                                                   --------         --------

                                                                        578            4,152
                                                                   --------         --------

EARNINGS BEFORE AMORTIZATION OF GOODWILL                              1,300            7,629

AMORTIZATION OF GOODWILL                                               --                124
                                                                   --------         --------

NET EARNINGS FOR THE PERIOD                                        $  1,300         $  7,505
                                                                   --------         --------
                                                                   --------         --------

BASIC AND FULLY DILUTED EARNINGS PER SHARE
      Earnings before amortization of goodwill                     $   0.03         $   0.16

      Net earnings                                                 $   0.03         $   0.16

BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)          38,204           46,757


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
  INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS AND CONTRIBUTED SURPLUS

                         (in thousands of U.S. dollars)



RETAINED EARNINGS

                                       THREE MONTHS ENDED
                                          NOVEMBER 30,
                                   --------------------------

                                       1999          2000
                                       ----          ----
                                   (UNAUDITED)    (UNAUDITED)

BALANCE - BEGINNING OF PERIOD        $14,592        $ 6,980

ADD
Net earnings for the period            1,300          7,505
                                     -------        -------

BALANCE - END OF PERIOD              $15,892        $14,485
                                     -------        -------
                                     -------        -------






CONTRIBUTED SURPLUS

                                          THREE MONTHS ENDED
                                              NOVEMBER 30,
                                        ---------------------

                                           1999          2000
                                           ----          ----
                                        (UNAUDITED)  (UNAUDITED)

BALANCE - BEGINNING OF PERIOD             $  --          $--

ADD
Premium on resale of share capital           --           997
                                          -------        ----

BALANCE - END OF PERIOD                   $  --          $997
                                          -------        ----
                                          -------        ----

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (in thousands of U.S. dollars)



                                                                               THREE MONTHS ENDED
                                                                                  NOVEMBER 30,
                                                                           ---------------------------
                                                                              1999           2000
                                                                              ----           ----
                                                                           (UNAUDITED)     (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period                                                 $ 1,300         $  7,505
Add (deduct) items not affecting cash and cash equivalents
      Amortization of discount on short-term investments                       --             (2,607)
      Amortization of capital assets                                            272              514
      Amortization of goodwill and other assets                                  10              138
      Future income taxes                                                         6              632
      Foreign exchange gain on short-investments                               --             (2,310)
Change in non-cash operating working capital items
      Accounts receivable                                                    (1,423)          (6,258)
      Income taxes receivable                                                  (558)             276
      Inventories                                                            (1,768)          (6,993)
      Prepaid expenses and deposits                                            (178)              22
      Accounts payable and accrued liabilities                                  (15)           6,400
      Income taxes payable                                                     --              1,536
      Deferred revenue                                                           38               32
      Deferred grants                                                           (26)              10
                                                                            -------         --------

                                                                             (2,342)          (1,103)
                                                                            -------         --------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                                                 2,880              158
Repayment of mandatorily redeemable preferred shares                           --               (354)
Repayment of long-term debt                                                    --               (130)
Resale of share capital                                                          18            1,016
Share issue expenses                                                           --                (23)
Redemption of share capital                                                    --                (19)
                                                                            -------         --------

                                                                              2,898              648
                                                                            -------         --------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                                            --            (16,465)
Proceeds from disposal of short-term investments                               --             18,332
Additions to capital and other assets                                          (700)          (2,181)
                                                                            -------         --------

                                                                               (700)            (314)
                                                                            -------         --------

CHANGE IN CASH AND CASH EQUIVALENTS                                            (144)            (769)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS              6              324

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                 423              729
                                                                            -------         --------

CASH AND CASH EQUIVALENTS - END OF PERIOD                                   $   285         $    284
                                                                            -------         --------
                                                                            -------         --------

SUPPLEMENTARY INFORMATION
Interest paid                                                               $    63         $     32

Interest received                                                           $  --           $    666

Income taxes paid                                                           $ 2,559         $    945


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of U.S. dollars,
            except share and per share data and as otherwise noted)




1     INTERIM FINANCIAL INFORMATION

      The financial information as at November 30, 2000 and for the periods ended November 30, 1999 and 2000 is unaudited; however, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

      These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.


2     NEW ACCOUNTING STANDARDS

      During the period ended November 30, 2000, the company retroactively adopted the new standard regarding accounting for employee future benefits. The adoption of this new standard did not result in any changes to prior year earnings, shareholders' equity or cash flows.

      In December 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued a revised standard for earnings per share (CICA 3500, Earnings per share) which is effective for fiscal years beginning on or after January 1, 2001. The new standard will require presentation of basic and diluted earnings per share. The principles for calculating basic earnings per share are consistent with current practice, however, diluted earnings per share will be calculated using the treasury method which differs from the current imputed interest method used. The company does not expect the new standard to have a material effect on the computation of its earnings per share.

      In 2000, a new accounting standard for the preparation of interim financial statements (CICA 1751, Interim Financial Statements) was issued which sets out minimum presentation and disclosure requirements as well as guidance on recognition and measurement of items for interim periods. The recognition and measurement guidance requires that items be recognized and measured on the same basis as used for annual financial statements. The new standard is effective for fiscal years beginning on or after January 1, 2001. The company believes that these interim financial statements comply in all material respects with the recommendation in the new standard.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of U.S. dollars,
            except share and per share data and as otherwise noted)


3     OTHER RECEIVABLES


                                                                 AS AT           AS AT
                                                               AUGUST 31,      NOVEMBER 30,
                                                                  2000            2000
                                                               ----------      ------------

                                                                       (UNAUDITED)

      Grants receivable                                           $2,046          $1,900
      Other                                                          744           1,420
                                                                  ------          ------

                                                                  $2,790          $3,320
                                                                  ------          ------
                                                                  ------          ------


4     INVENTORIES

                                                               AS AT           AS AT
                                                             AUGUST 31,      NOVEMBER 30,
                                                                2000            2000
                                                             ----------      ------------

                                                                     (UNAUDITED)

      Raw materials                                             $12,057          $16,552
      Work in progress                                            2,910            4,204
      Finished goods                                              3,901            4,236
                                                                -------          -------

                                                                $18,868          $24,992
                                                                -------          -------
                                                                -------          -------

5     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                              AS AT           AS AT
                                                            AUGUST 31,      NOVEMBER 30,
                                                               2000            2000
                                                            ----------      ------------

                                                                             (UNAUDITED)


      Trade                                                   $ 6,473          $ 9,856
      Salaries and social benefits                              1,698            2,435
      Outstanding cheques in excess of bank balances              374            1,977
      Commissions                                                 966              982
      Forward exchange contracts                                 --              2,823
      Other                                                       842              989
                                                              -------          -------

                                                              $10,353          $19,062
                                                              -------          -------
                                                              -------          -------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of U.S. dollars,
            except share and per share data and as otherwise noted)


6     SHARE CAPITAL

      During the period, certain restricted shares issued to employees under the company's stock purchase plan were reacquired by the company at the prices originally paid by the employees. These shares were subsequently resold by the company at the fair value. The proceeds received by the company in excess of the cost of the shares have been included in contributed surplus.

      STOCK OPTION PLAN

      During the period, the company granted 511,743 options at exercise prices ranging from Cdn$51.25 (US$34.07) to Cdn$83.66 (US$56.75). Furthermore, until November 30, 2000, 33,078 options with a weighted average exercise price of Cdn$56.49 (US$38.19) were forfeited due to employee departures.

      As at November 30, 2000, there were 1,088,399 options outstanding and none of them were exercisable.

      On October 10, 2000, the Board of Directors of the company amended the vesting terms for options granted pursuant to the option plan to remove the financial performance criterium. Accordingly, the 1,088,399 outstanding options granted will vest over the four-year period.

      On October 10, 2000, the Board of Directors of the company passed a resolution to re-price all options granted by the company on September 1, 2000 and on September 13, 2000 to Cdn$51.25 (US$34.07), subject to obtaining regulatory and shareholder approval. In addition, on December 6, 2000, the Board of Directors of the company passed a resolution to re-price all options granted by the company on June 29, 2000, September 1, 2000, September 13, 2000 and October 11, 2000, with the exception of the options granted to Mr. Germain Lamonde, president and chief executive officer of the company, to a price of Cdn$33.00 (US$21.54), subject to obtaining regulatory and shareholder approval.


7     NET RESEARCH AND DEVELOPMENT EXPENSES

                                                         THREE MONTHS ENDED
                                                             NOVEMBER 30,
                                                      --------------------------

                                                         1999             2000
                                                       -------           -------
                                                     (UNAUDITED)      (UNAUDITED)

      Gross research and development expenses          $ 2,182           $ 2,848
      Research and development tax credits                (521)             (700)
      Government grants                                   (199)             (176)
                                                       -------           -------

                                                       $ 1,462           $ 1,972
                                                       -------           -------
                                                       -------           -------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of U.S. dollars,
            except share and per share data and as otherwise noted)


8     COMMITMENT

      As at November 30, 2000, the company is committed to purchase a land for a gross amount of Cdn$825,000 (US$537,600).


9     FORWARD EXCHANGE CONTRACTS

      The company is exposed to currency risks as a result of its investments and its export sales, substantially all of which are denominated in U.S dollars, of products manufactured in Canada. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at November 30, 2000, the company held contracts to sell U.S. dollars at various forward rates, which are summarized as follows:

                                                                     WEIGHTED
                                                                     AVERAGE
                                                 CONTRACTUAL       CONTRACTUAL
                                                   AMOUNTS         FORWARD RATE
                                                 -----------       ------------

                                                 (UNAUDITED)        (UNAUDITED)

            December 2000 to November 2001        $119,500             1.4962
            December 2001 to April 2002              1,300             1.4991

      As at November 30, 2000, these contracts resulted in an unrealized loss of Cdn$4,601,700 (US$2,998,600) of which an amount of Cdn$4,331,600
      (US$2,822,600) has been reflected in the statement of earnings for the period. However, the short-term investments denominated in U.S. dollars hedged by some of those forward exchange contracts have been measured at period-end exchange rate, resulting in an unrealized gain of Cdn$4,331,600 (US$2,822,600) which has been reflected in the statement of earnings for the period.

      As at November 30, 2000, the company held forward exchange contracts to buy U.S. dollars at various forward rates which are summarized as follows:

                                                                                   WEIGHTED
                                                                                   AVERAGE
                                                          CONTRACTUAL            CONTRACTUAL
                                                            AMOUNTS              FORWARD RATE
                                                          -----------           --------------
                                                          (UNAUDITED)             (UNAUDITED)

      Maturing between December 2000 and January 2001        $28,900             1.4770

      As at November 30, 2000, these contracts resulted in a unrealized loss of US$122,000 which has been reflected in the statement of earnings for the period.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of U.S. dollars,
            except share and per share data and as otherwise noted)


10    DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

      These interim consolidated financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 20 to the company's most recent annual consolidated financial statements describes the material differences between Canadian and U.S. GAAP. This note describes additional changes occurring since the most recent annual financial statements and provides a quantitative analysis of the material differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim consolidated financial statements.

      ACCOUNTING FOR STOCK-BASED COMPENSATION

      As a result of the amendment to the stock option plan described in note 6 the performance criterion was removed and the number of shares to be issued under the plan was fixed. Aggregate compensation cost for the period from the date of grant to November 30, 2000 amounts to $997,000. Accordingly, the current period reflects a net reduction of the compensation expense previously recognized of $467,000.

      FORWARD EXCHANGE CONTRACTS

      Under Canadian GAAP, unrealized exchange gains and losses on short-term investments are included in net earnings, whereas under U.S. GAAP, unrealized exchange gains and losses on short-term investments classified as available for sale securities are included in other comprehensive income until the investments are realized.

      On September 1, 2000, the company adopted Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities and its amendments (FAS 138), which requires all derivatives to be carried on the balance sheet at fair value. The forward exchange contracts used by the company have not qualified for hedging accounting treatment during the period ended November 30, 2000, accordingly changes in the fair value of the derivatives have been charged to earnings during the period. Under Canadian GAAP, certain forward exchange contracts have been designated as hedges of anticipated sales and the related accounts receivable and unrealized gains and losses are not reflected in the financial statements until the sale occur. For all other forward exchange contracts, the unrealized gains and losses are charged to earnings under Canadian GAAP with an offsetting asset or liability for the unrealized amount. Under Canadian GAAP, the unrealized gains and losses are computed using the period-end spot rate as opposed to the period-end forward rate.

      SHARE CAPITAL

      Under Canadian GAAP, restricted shares reacquired from employees under the stock purchase plan are treated as arm's length repurchases of shares whereas under U.S. GAAP, the reacquisition of shares would be accounted for as a forfeiture by the employee, resulting in any difference between the amount originally credited to share capital and the remaining deferred compensation cost being credited to compensation expense in the current period. The subsequent resale of the shares would be treated as an issuance of shares for the proceeds received.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of U.S. dollars,
            except share and per share data and as otherwise noted)


      RECONCILIATION OF NET EARNINGS TO CONFORM WITH U.S. GAAP

                                                                                        THREE MONTHS ENDED
                                                                                           NOVEMBER 30,
                                                                                    ---------------------------
                                                                                       1999             2000
                                                                                       -----            ----

                                                                                    (UNAUDITED)      (UNAUDITED)

      Net earnings for the period in accordance with Canadian GAAP                    $ 1,300         $ 7,505
      Non-cash stock-based compensation costs related to stock option plan               --               467
      Non-cash stock-based compensation costs related to stock purchase plan             (147)           (121)
      Unrealized losses on forward exchange contracts                                    --              (899)
      Future income taxes on forward exchange contracts                                  --               405
      Unrealized foreign exchange gains on available-for-sale securities                 --            (4,300)
      Future income taxes on available-for-sale securities                               --             1,935
                                                                                      -------         -------

      Net earnings available to common shareholders for the period in
           accordance with U.S. GAAP                                                    1,153           4,992

      Other comprehensive income (loss)
           Foreign currency translation adjustments                                       268          (8,542)
           Unrealized holding gains on available-for-sale securities, net of
                related future income taxes                                               (36)            (37)
           Unrealized foreign exchange gains on available-for-sale securities,
                net of related future income taxes                                       --             2,365
                                                                                      -------         -------

      Comprehensive income (loss)                                                     $ 1,385         $(1,222)
                                                                                      -------         -------

      Basic and diluted net earnings per share in accordance with U.S. GAAP           $  0.03         $  0.11



      The diluted weighted average number of common shares outstanding calculated according to U.S. GAAP is as follows:

                                                                                    THREE MONTHS ENDED
                                                                                       NOVEMBER 30,
                                                                                ---------------------------
                                                                                   1999             2000
                                                                                   -----            ----

                                                                                (UNAUDITED)      (UNAUDITED)


      Weighted average number of common shares outstanding - Basic (000's)          38,204         46,757
      Exercise of stock options                                                       --               89
                                                                                   -------        -------

      Weighted average number of common shares outstanding -Diluted (000's)         38,204         46,846
                                                                                   -------        -------
                                                                                   -------        -------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of U.S. dollars,
            except share and per share data and as otherwise noted)

      SHARE CAPITAL

                                                                            AS AT           AS AT
                                                                          AUGUST 31,     NOVEMBER 30,
                                                                            2000             2000
                                                                         ----------      ------------

                                                                                         (UNAUDITED)

      Share capital in accordance with Canadian GAAP                       $198,459        $198,440
      Stock-based compensation costs related to stock purchase plan           2,692           2,640
                                                                           --------        --------

      Share capital in accordance with U.S. GAAP                           $201,151        $201,080
                                                                           --------        --------


      DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                            AS AT           AS AT
                                                                          AUGUST 31,     NOVEMBER 30,
                                                                             2000            2000
                                                                          ----------     ------------

                                                                                (UNAUDITED)

      Balance - Beginning of period                                         $  --           $ 2,144
      Issuance of share capital                                               2,692            --
      Amortization for the period                                              (548)           (173)
                                                                             -------         -------

      Balance - End of period                                               $ 2,144         $ 1,971
                                                                            -------         -------

      OTHER CAPITAL

                                                                          AS AT          AS AT
                                                                        AUGUST 31     NOVEMBER 30,
                                                                          2000           2000
                                                                      ----------      ------------

                                                                                     (UNAUDITED)

      Other capital in accordance with Canadian GAAP                     $ --          $  --
      Stock-based compensation costs related to stock option plan
           Current period                                                 1,464           (467)
           Cumulative effect of prior periods                              --            1,464
                                                                         ------        -------

      Other capital in accordance with U.S. GAAP                         $1,464        $   997
                                                                         ------        -------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of U.S. dollars,
            except share and per share data and as otherwise noted)

      RETAINED EARNINGS

                                                                                       AS AT            AS AT
                                                                                    AUGUST 31,       NOVEMBER 30,
                                                                                       2000             2000
                                                                                    ----------       ------------

                                                                                                     (UNAUDITED)

      Retained earnings in accordance with Canadian GAAP                             $ 6,980         $ 14,485
      Stock-based compensation costs
           Current period                                                             (2,002)             346
           Cumulative effect of prior periods                                            (10)          (2,012)
      Unrealized losses on forward exchange contracts, net of related future income taxes of $405,000
           Current period                                                               --               (494)
      Unrealized foreign exchange gains on available-for-sale securities, net
           of related future income taxes of $1,935,000                                 --             (2,365)
      Change in reporting currency
           Cumulative effect of prior periods                                          1,016            1,016
                                                                                     -------         --------

      Retained earnings in accordance with U.S. GAAP                                 $ 5,984         $ 10,976
                                                                                     -------         --------
                                                                                     -------         --------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of U.S. dollars,
            except share and per share data and as otherwise noted)

      ACCUMULATED OTHER COMPREHENSIVE LOSS

                                                                                      THREE MONTHS ENDED
                                                                                          NOVEMBER 30,
                                                                                      ------------------

                                                                                       1999            2000
                                                                                       ----            ----

                                                                                    (UNAUDITED)     (UNAUDITED)

      Foreign currency translation adjustments
           Balance - Beginning of period                                              $(1,016)        $   539
           Change during the period                                                       268          (8,542)
                                                                                      -------         -------

           Balance - End of period                                                       (748)         (8,003)
                                                                                      -------         -------

      Unrealized holding gains on available-for-sale securities, net of future income taxes
           Balance - Beginning of period                                                   36              37
           Reclassification adjustment for amounts included in net earnings,
                net of related future income taxes of $23,000                             (36)            (37)
                                                                                      -------         -------

           Balance - End of period                                                       --              --
                                                                                      -------         -------

      Unrealized foreign exchange gains on available-for-sale securities, net of future income taxes
           Balance - Beginning of period                                                 --              --
           Unrealized gains arising during the period                                    --             2,365
                                                                                      -------         -------

           Balance - End of period                                                       --             2,365
                                                                                      -------         -------

      Accumulated other comprehensive loss                                            $  (748)        $(5,638)
                                                                                      -------         -------
                                                                                      -------         -------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of U.S. dollars,
            except share and per share data and as otherwise noted)

      BALANCE SHEETS

                                                                  AS AT             AS AT
                                                                AUGUST 31,       NOVEMBER 30,
                                                                  2000              2000
                                                               -----------       ------------

                                                                                  (UNAUDITED)

      Current assets
           Cash and cash equivalents                            $     729         $     284
           Available-for-sale securities                          162,719           161,568
           Accounts receivable                                     21,062            26,476
           Inventories                                             18,868            24,992
           Other current assets                                     1,307               960
           Future income taxes                                        972               604
                                                                ---------         ---------

                                                                  205,657           214,884

      Capital assets                                                8,694             9,925
      Goodwill and other assets                                     2,320             1,828
      Future income taxes                                           3,089             2,762
                                                                ---------         ---------

                                                                $ 219,760         $ 229,399
                                                                ---------         ---------
                                                                ---------         ---------

      Current liabilities
           Bank advances                                        $      10         $     165
           Accounts payable and accrued liabilities                10,353            19,961
           Other current liabilities                                1,090             1,661
                                                                ---------         ---------

                                                                   11,453            21,787

      Long-term liabilities                                         1,276             1,171
                                                                ---------         ---------

                                                                   12,729            22,958
                                                                ---------         ---------

      Shareholders' Equity
           Share capital                                          201,151           201,080
           Deferred stock-based compensation costs                 (2,144)           (1,971)
           Other capital                                            1,464               997
           Paid-in capital                                           --                 997
           Retained earnings                                        5,984            10,976
           Accumulated other comprehensive income (loss)              576            (5,638)
                                                                ---------         ---------

                                                                  207,031           206,441
                                                                ---------         ---------

                                                                $ 219,760         $ 229,399
                                                                ---------         ---------
                                                                ---------         ---------

      STATEMENTS OF CASH FLOWS

      For the three months ended November 30, 1999 and 2000, there are no material differences between the statement of cash flows under Canadian GAAP as compared to U.S. GAAP.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of U.S. dollars,
            except share and per share data and as otherwise noted)


11    SUBSEQUENT EVENTS

      On December 20, 2000, the company acquired a 100% interest in Burleigh Instruments, Inc., ("Burleigh"), a manufacturer of precision scientific instruments used in basic and applied research, engineering and production test applications in a variety of fields, in exchange for a total consideration valued at US$186,809,000. The consideration paid consisted of US$40 million in cash and the issuance of 6,488,816 subordinate voting shares for an amount of US$146,809,000. This acquisition will be accounted for using the purchase method.

      Under U.S. GAAP, the value of shares issued upon a business combination should be determined based on the market price of the shares over a reasonable period of time before and after the companies have reached an agreement on the purchase price, the significant terms of the agreement are known and the proposed transaction is announced.

      In view of this standard, the measurement date occurred on December 14, 2000, the date on which all significant terms of the agreement were known. The average market price of the shares a few days before and after that date was US$31.09. Considering the number of shares to be issued, the total consideration for U.S. GAAP purposes amounts to US$241,737,000.

      Furthermore, the company established a restricted stock award plan for employees of Burleigh. A total of 360,000 subordinate voting shares will be granted under that plan with an exercise price of nil. Shares granted under the plan will vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant.

      Under U.S. GAAP, compensation costs related to the restricted stock award plan will be measured as the difference between the fair value of the awarded stock and the exercise price which is nil. As at December 20, 2000, the balance of deferred stock-based compensation amounted to US$8,145,000 and will be recognized over the vesting period.

      Under Canadian GAAP, no compensation cost will be recognized for this stock-based compensation plan.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


      THIS DISCUSSION MAY CONTAIN STATEMENTS THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS OTHER THAN HISTORICAL INFORMATION OR STATEMENTS OF CURRENT CONDITION. THESE STATEMENTS MAY APPEAR IN A NUMBER OF PLACES IN THIS DISCUSSION AND
      INCLUDE STATEMENTS CONCERNING OUR INTENT, BELIEF, OR CURRENT EXPECTATIONS REGARDING FUTURE EVENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS WHICH ARE BEYOND THE CONTROL OF EXFO, INCLUDING RETENTION OF QUALIFIED PERSONNEL, REVENUE SYNERGIES, DEMAND FOR TESTING AND MEASUREMENT INSTRUMENTS AND PRECISION POSITIONING INSTRUMENTS. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE BASED ON INFORMATION CURRENTLY AVAILABLE TO US, WE CANNOT ASSURE YOU THAT THE EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACCORDINGLY, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. IN ANY EVENT, THESE STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DISCUSSION. WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE ANY OF THEM TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DISCUSSION, OR TO REFLECT NEW INFORMATION OR THE OCCURRENCE OF UNANTICIPATED EVENTS. READERS ARE REFERRED TO OUR REGISTRATION STATEMENT ON FORM F-1 AND OUR OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES COMMISSIONS FOR A DISCUSSION OF THE OTHER FACTORS THAT MAY AFFECT OUR FUTURE PERFORMANCE AND OTHER IMPORTANT RISK FACTORS CONCERNING US AND OUR OPERATIONS.



      RECENT EVENTS

      On December 20, 2000, EXFO acquired Burleigh Instruments by issuing approximately 6.5 million subordinate voting shares and paying approximately US$40 million in cash, including acquisition costs. The closing price of EXFO's stock on December 20, 2000 was US$22.625 per share, giving the transaction an approximate value of US$187 million. Burleigh, a privately held company in Fishers, upstate New York, is a leading supplier of DWDM wavelength measurement instruments and precision positioning equipment.

      On December 13, 2000, EXFO announced that it plans to invest US$20 million to triple its manufacturing capacity of fiber-optic test, measurement and monitoring instruments.


      RESULTS OF OPERATIONS

      The following discussion and analysis of our results of operations and liquidity and capital resources should be read in conjunction with our interim consolidated financial statements and the related notes thereto. All figures are expressed in United States dollars unless otherwise noted. The interim consolidated financial statements have been prepared in accordance with Canadian GAAP, Generally Accepted Accounting Principles ("GAAP"), in Canada which conform in all material respects with U.S. GAAP except as disclosed in note 10 of the interim consolidated financial statements.


      The following tables summarize the consolidated statements of earnings in dollar amounts and as a percentage of sales to facilitate the discussion that follows.


(in thousands of US dollars)                                    Three months ended               Three months ended
                                                             ----------------------           ----------------------
                                                              Nov. 30        Nov. 30           Nov. 30      Nov. 30
                                                                1999           2000              1999        2000
                                                              -------        -------           -------      -------

      Sales                                                   $11,688        $28,519            100.0%        100.0%
      Cost of sales                                             3,733         10,308             31.9          36.1
                                                              -------        -------            ------        -----
      Gross margin                                              7,955         18,211             68.1          63.9
                                                              -------        -------            ------        -----
      Operating expenses

         Selling and administrative                             4,119          8,920             35.3          31.3
         Net research and development                           1,462          1,972             12.5           6.9
         Amortization of capital assets and other assets          282            528              2.4           1.9
                                                              -------        -------            ------        -----

                                                              -------        -------            ------        -----
      Total operating expenses                                  5,863         11,420             50.2          40.1

      Earnings from operations                                  2,092          6,791             17.9          23.8
      Interest income, net                                        (22)        (2,631)            (0.2)         (9.2)
      Foreign exchange loss (gain)                                236         (2,359)             2.0          (8.3)
                                                              -------        -------            ------        -----

      Earnings before income taxes and amortization of          1,878         11,781             16.1          41.3
      goodwill

      Income taxes                                                578          4,152              5.0          14.6
                                                              -------        -------            ------        -----

      Earnings before amortization of goodwill                  1,300          7,629             11.1          26.7

      Amortization of goodwill                                     --            124              0.0           0.4
                                                              -------        -------            ------        -----

      Net earnings for the period                             $ 1,300        $ 7,505             11.1%         26.3%
                                                              -------        -------            ------        -----

      Research and development data

         Gross research and development                      $  2,182        $ 2,848             18.7%         10.0%
                                                              -------        -------            ------        -----
         Net research and development                        $  1,462        $ 1,972             12.5%          6.9%
                                                              -------        -------            ------        -----
                                                              -------        -------            ------        -----


      SALES

      For the quarter ended November 30, 2000, sales increased 144% to $28.5 million from $11.7 million for the same period last year. The growth is due to the increased demand for our Industrial and Scientific products and our Portable and Monitoring Products which include the successful launch of new products in fiscal 2000.

      GROSS MARGIN

      Gross margin amounted to 63.9% of sales for the quarter ended November 30, 2000 compared to 68.1% of sales for the quarter ended November 30, 1999.

      The percentage decline in gross margin is primarily due to investments in manufacturing operations, namely the ramp up of production to meet customer demand and the training required for a significant number of new employees.


      SELLING AND ADMINISTRATION

      Selling and administrative expenses for the quarter ended November 30, 2000 were $8.9 million, or 31.3% of sales, compared to $4.1 million, or 35.3% of sales, for the quarter ended November 30, 1999.

      The dollar increase for the quarter is directly related to higher commissions resulting from increased sales activity, increased promotional and product marketing expenses as well as expenses related to running a public company.

      The percentage decrease is mainly due to the fact that sales are increasing at a faster rate than selling and administrative expenses.

      RESEARCH AND DEVELOPMENT

      Gross research and development expenses were $2.8 million, or 10.0% of sales, for the quarter ended November 30, 2000 compared to $2.2 million, or 18.7% of sales, in the same period last year.

      The dollar increase for the quarter is primarily due to development efforts centered on our new products within the Industrial and Scientific product lines. In addition, we added 34 employees to our R&D Department, which reflects our continued focus on R&D.

      Tax credits and grants from the federal and provincial governments for R&D activities were $0.9 million for the quarter ended November 30, 2000 compared to $0.7 million for the quarter ended November 30 1999. This increase in tax credits and grants is directly related to the hiring of additional research and development personnel.

      NET INTEREST INCOME

      Interest income amounted to $2.6 million and nil for the quarters ended November 30, 2000 and 1999, respectively.

      The increase results from the interest income derived from investment of the remaining net proceeds of the Initial Public Offering on June 29, 2000.

      FOREIGN EXCHANGE GAIN

      A foreign exchange gain of $2.4 million for the quarter ended November 30, 2000 is mainly due to the conversion of short-term investments in U.S. dollars between August 31, 2000 and November 30, 2000 for which the closing exchanges rate were 1.4722 and 1.5346, respectively. Progressively, we will transfer the majority of our short-term investments in Canadian dollars to avoid significant fluctuations in foreign exchange gains or losses on short-term investments.

      INCOME TAX

      Our effective income tax rates were 35.2% and 30.8% for the quarters ended November 30, 2000 and 1999, respectively. The higher rate in 2000 compared to 1999 was the result of the higher effective income tax rate on interest provided by short-term investments and due to non-taxable items in 1999.


      LIQUIDITY AND CAPITAL RESOURCES

      Prior to our Initial Public Offering, we had financed operations and met our capital expenditures requirements mainly through cash flows from our operations, research and development tax credits and government grants. On June 29, 2000, we closed our Initial Public Offering of 8,050,000 subordinate voting shares at a price of US$26.00 per share in the United States and at C$38.55 per share in Canada. Total proceeds to EXFO, including the over-allotment option exercised by the underwriters, were approximately US$209 million.

      Cash flows used in operating activities were $1.1 million for the three-month period ended November 30, 2000 and $2.3 million for the same period last year. Cash flows used in operating activities for the three-month period ended November 30, 2000 were mainly due to an increase in accounts receivable of $6.3 million, which is related to a higher volume of sales, and an increase in inventories of $7.0 million, which is required to ensure minimal manufacturing and delivery lead times. The increase in accounts payable and accrued liabilities totaling $6.4 million, which is related to the Company's growth, provided cash flows for operating activities.

      As at November 30, 2000, we had cash and cash equivalents of $284,000, short-term investments of $161.6 million and working capital of $193.6 million.

      Cash flows provided by financing activities amounted to $0.6 million for the three-month period ended November 30, 2000 and $2.9 million for the same period last year. Cash flows provided by financing activities in the three-month period ended November 30, 2000 were primarily due to net proceeds of $1.0 million from the redemption and the resale of restricted employee shares. For the period ended November 30, 1999, cash flows provided by financing activities were mainly due to the use of bank advances.

      Cash flows used for investing activities for the three-month period ended November 30, 2000 amounted to $0.3 million compared to $0.7 million for the same period last year. Cash flows were mainly used for capital expenditures. During the quarter ended November 30, 2000, cash flows were provided by sales of short-term investments and mainly used to reinvest in short-term investments.

      We believe that our existing cash balances and short-term investments, together with cash flows from operations and available lines of credit, will be sufficient to meet our liquidity and capital spending requirements through the end of fiscal 2001. However, possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, can be secured on terms satisfactory to us.

[EXFO LOGO]                                               FOR IMMEDIATE RELEASE


EXFO REPORTS RECORD FIRST-QUARTER RESULTS FOR 2001, RAISES GUIDANCE


-     SALES UP 144% TO US$28.5 MILLION -     NET EARNINGS FROM OPERATIONS UP
477% TO US$7.5 MILLION

QUEBEC CITY, CANADA, January 17, 2001--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) today reported record sales and operating results for the first quarter of fiscal 2001.

Sales increased 144% to US$28.5 million in the first quarter from US$11.7 million for the same period in fiscal 2000, and 23% sequentially from US$23.1 million in the fourth quarter of 2000.

Net earnings from operations increased 477% to US$7.5 million, or $0.16 per share, for the first quarter from US$1.3 million, or $0.03 per share, for the same period in fiscal 2000, and 117% sequentially from US$3.5 million, or $0.08 per share, for the fourth quarter in 2000. Net earnings from operations in the first quarter of 2001 included a gain in foreign exchange of $0.03 per share.

"EXFO's outstanding first-quarter results reflect the inroads we're making in the optical component and system manufacturer market as well as our leadership position in the carrier market," said Germain Lamonde, Chairman, CEO and President of EXFO. "The true measure of a company's success is whether it can outperform the market and, according to our numbers, we're outperforming it in both sectors."

Sales cycles for products that had been released in 2000 began reaching maturity in the first quarter of 2001. The DWDM Passive Component Test System, which enables optical component manufacturers to reduce testing time from hours to mere seconds on the production floor, the second-generation Optical Spectrum Analyzer for DWDM fiber deployment in the field, and the new C+L-band tunable laser have received wide acceptance from customers.

As a result of the increased demand for its products, EXFO has decided to raise its guidance for fiscal 2001.

"Sales should be in the range of US$140 million and US$150 million for fiscal 2001," Lamonde said. "We expect the bottom line to increase as well."

"Our cash earnings per share from operations should be in the range of US$0.40 and US$0.45 for fiscal 2001. Cash earnings do not include amortization of goodwill."

Selling and administrative expenses amounted to US$8.9 million, or 31.3% of sales, for the first quarter compared to US$4.1 million, or 35.3% of sales, for the same period in fiscal 2000 and US$7.8 million, or 33.8% of sales, for the fourth quarter of fiscal 2000.

Gross research and development expenses were US$2.8 million, or 10.0% of sales, in the first quarter compared to US$2.2 million, or 18.7% of sales, for the same period in fiscal 2000 and US$2.4 million, or 10.5% of sales, for the fourth quarter of 2000.

The audio Web cast of EXFO's Annual and Special Meeting and first-quarter results for 2001 can be accessed live on its Web site, under Investors, at 10:30 a.m. (Eastern time) today. Guests are invited to click on the Web cast link and enter 17302327 as a password. A replay of the Web cast will be available for 30 days.

The replay of the Annual and Special Meeting and first-quarter results for 2001 can also be accessed via telephone after 12:30 p.m. (Eastern time) today until midnight (Eastern time) January 24, 2001. The replay number is (416) 626-4100.

ABOUT EXFO

EXFO, which derives its name from EXPERTISE IN FIBER OPTICS, is a leading designer, manufacturer and marketer of fiber-optic test, measurement and monitoring instruments for the telecommunications industry.

EXFO develops products mainly for two markets. Its Portable and Monitoring Division provides solutions primarily to telecommunications carriers, cable television companies, public utilities, private network operators as well as third-party installers and equipment rental companies. Its Industrial and Scientific Division designs an extensive line of high-performance instruments and automated test systems for manufacturers of optical components, value-added optical modules and optical networking systems as well as for research and development markets.

This news release may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements may appear in a number of places in this news release and include statements concerning our intent, belief, or current expectations regarding future events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors which are beyond the control of EXFO, including retention of qualified personnel, revenue synergies, demand for testing and measurement instruments and precision positioning instruments. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this news release. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this news release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to our Registration Statement on Form F-1 and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the other factors that may affect our future performance and other important risk factors concerning us and our operations.

                                                       -30-


FOR MORE INFORMATION:

Mike Lamanna                                         Maryse Imbeault
Manager, Investor Relations                          Director, Communications
(418) 683-0211                                       (418) 683-0211
MICHAEL.LAMANNA@EXFO.COM                             MARYSE.IMBEAULT@EXFO.COM

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                       By: /s/ GERMAIN LAMONDE
                           --------------------------------
                           Name: Germain Lamonde
                           Title: President and Chief Executive Officer


Date:  January 16, 2001